

07007217

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
NOV 2 9 2007
185
SEC MAIL PROCESSING SECTION WASH, DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31274

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2006 (MM/DD/YY) AND ENDING September 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beacon Hill Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Water Street
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Johnston — 617-973-6900 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael and Raphael LLP
(Name – *if individual, state last, first, middle name*)

52 Church Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 3 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert F. Johnston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beacon Hill Financial Corporation, as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHERINE A. ROWE
Notary Public
Commonwealth of Massachusetts
My Commission Expires
April 25, 2008

Notary Public

Signature

President & CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

To the Stockholder of
Beacon Hill Financial Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Beacon Hill Financial Corporation for the year ended September 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Beacon Hill Financial Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Beacon Hill Financial Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Beacon Hill Financial Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Beacon Hill Financial Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can

be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Beacon Hill Financial Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Beacon Hill Financial Corporation's practices and procedures were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Raphael and Raphael LLP

Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
November 20, 2007


Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Beacon Hill Financial Corporation

We have audited the accompanying statements of financial condition of Beacon Hill Financial Corporation as of September 30, 2007 and 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Beacon Hill Financial Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beacon Hill Financial Corporation as of September 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Raphael and Raphael LLP

Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
November 20, 2007

BEACON HILL FINANCIAL CORPORATION

Statements of Financial Condition
As of September 30, 2007 and 2006

		2007		2006
ASSETS				
Cash and Cash Equivalents	$	3,595,144	$	1,229,785
Accounts Receivable		2,500		1,476,498
Marketable Securities		3,227,088		3,286,318
Investment in Privately Held Limited Partnerships		859,423		874,103
Depreciable Assets, Net of Accumulated Depreciation and Amortization		124,399		187,982
Taxes Refundable		2,860		13,490
Federal Tax Deposit		395,192		395,192
Other Assets		368,458		374,177
TOTAL ASSETS	$	8,575,064	$	7,837,545
LIABILITIES AND STOCKHOLDER'S EQUITY				
LIABILITIES:				
Accounts Payable	$	12,971	$	8,190
Accrued Expenses		533,850		84,054
Deferred Income Taxes		146,000		165,000
TOTAL LIABILITIES		692,821		257,244
STOCKHOLDER'S EQUITY:				
Common Stock		11,500		11,500
Retained Earnings		7,870,743		7,568,801
TOTAL STOCKHOLDER'S EQUITY		7,882,243		7,580,301
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	8,575,064	$	7,837,545

The accompanying notes are an integeral part of these financial statements.

BEACON HILL FINANCIAL CORPORATION

Statements of Income
For The Years Ended September 30, 2007 and 2006

	2007	2006
REVENUE	$ 2,003,169	$ 2,081,497
OPERATING EXPENSES:		
Employee Compensation	1,432,732	901,317
Office and Other Operating Expenses	633,693	736,995
Travel and Entertainment	142,305	103,893
Interest Expenses	145,000	-
TOTAL OPERATING EXPENSES	2,353,730	1,742,205
INCOME BEFORE OTHER INCOME AND TAXES	(350,561)	339,292
OTHER INCOME:		
Equity in Income from Privately Held Limited Partnerships	822,201	787,107
Income from Marketable Securities, Money Market Instruments and Other Investments	61,302	982,173
TOTAL OTHER INCOME	883,503	1,769,280
INCOME BEFORE TAXES	532,942	2,108,572
INCOME TAX EXPENSE:		
Deferred	(19,000)	75,000
TOTAL INCOME TAX EXPENSE	(19,000)	75,000
NET INCOME	$ 551,942	$ 2,033,572

The accompanying notes are an integeral part of these financial statements.

BEACON HILL FINANCIAL CORPORATION

Statement of Changes in Stockholder's Equity
For The Years Ended September 30, 2007 and 2006

	Common Stock	Retained Earnings
BALANCE AT OCTOBER 1, 2005	11,500	$ 9,557,729
Add - Net Income		2,033,572
Less - Dividends Paid		(4,022,500)
BALANCE AT SEPTEMBER 30, 2006	11,500	7,568,801
Add - Net Income		551,942
Less - Dividends Paid		(250,000)
BALANCE AT SEPTEMBER 30, 2007	11,500	$ 7,870,743

The accompanying notes are an integeral part of these financial statements.

BEACON HILL FINANCIAL CORPORATION

Statements of Cash Flows
For The Years Ended September 30, 2007 and 2006

	2007	2006
Cash Flows from Operating Activities:		
Net Income	$ 551,942	$ 2,033,572
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and Amortization	79,174	81,665
Decrease (Increase) in:		
Accounts Receivable	1,473,998	(1,476,498)
Marketable Securities Related to Operations	59,230	(926,751)
Investments in Privately Held Limited Partnership	14,680	2,386,065
Taxes Refundable	10,630	(13,490)
Federal Tax Deposits	-	(331,329)
Other Assets	5,719	(8,150)
Increase (Decrease) in:		
Accounts Payable	4,780	(9,235)
Accrued Expenses	449,796	26,778
Deferred Income Taxes	(19,000)	75,000
State Tax Payable	-	(15,781)
Total Adjustments	2,079,007	(211,726)
Net Cash Provided by Operating Activities	2,630,949	1,821,846
Cash Flows from Investing Activities:		
Due from Parent Company	-	(185,000)
Capital Expenditures	(15,590)	(3,775)
Net Cash Used in Investing Activities	(15,590)	(188,775)
Cash Flows from Financing Activities:		
Dividends Paid	(250,000)	(4,022,500)
Net Cash Used in Financing Activities	(250,000)	(4,022,500)
Net Increase (Decrease) in Cash and Cash Equivalents	2,365,359	(2,389,429)
Cash and Cash Equivalents at Beginning of Year	1,229,785	3,619,214
Cash and Cash Equivalents at End of Year	$ 3,595,144	$ 1,229,785
Supplemental Disclosures:		
Income Taxes Paid	$ 8,000	$ 21,100

The accompanying notes are an integeral part of these financial statements.

BEACON HILL FINANCIAL CORPORATION

Notes to Financial Statements
September 30, 2007 and 2006

Note 1 - THE COMPANY:

Beacon Hill Financial Corporation (the Company) was a wholly owned subsidiary of Beacon Hill Financial Trust. On September 29, 2006, Beacon Hill Financial Trust, a Massachusetts business trust merged with and into Beacon Hill Financial Corporation, a Massachusetts corporation and wholly-owned subsidiary of Beacon Hill Financial Trust that was treated as a qualified Subchapter S subsidiary of Beacon Hill Financial Trust, in a transaction intended to qualify as a reorganization under Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (an "F" reorganization). The Company's primary activity is placing private securities with institutional investors. It is a registered broker/dealer, and accordingly, is subject to the governing rules and regulations of the National Association of Securities Dealers (NASD) as well as certain other regulatory agencies. While it is based in Boston, Massachusetts it has no geographical limits on its operations.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition

A principal source of operating revenues is placement fees for obtaining suitable investors for certain client investment syndications, and general consulting fees. The Company recognizes revenues from referral fees when prospective investors have given formal indication of their intent to commit investment funds, when substantially all contingencies relating thereto have been satisfied, and when such fees are payable pursuant to the underlying agreement with the client. Under certain contractual arrangements fees and other income described above received in prior year may be reclaimed by, and become refundable to the client if certain performance benchmarks are not achieved by the underlying fund. Such amount is recognized as a reduction in revenue in the year the fees became refundable. Consulting fees are recognized at such time as the fees are payable under the consulting agreement. Net income from partnership interests are recognized under policies more fully described in Note 4.

Depreciable Assets

Depreciable assets consisted of the following:

	2007	2006
Equipment and Office Furniture	$ 239,979	$ 224,387
Automobiles	91,035	91,035
Leasehold improvements	293,110	293,110
Accumulated Depreciation	(499,725)	(420,550)
	$ 124,399	$ 187,982

Depreciable assets are recorded at cost. Major additions and improvements are capitalized, while ordinary expenditures for maintenance and repairs are charged to expenses as incurred. Depreciation is generally provided for on a straight line basis using estimated lives of 5 to 10 years for furniture and equipment, and 5 years for automobiles. Leasehold improvements are amortized over 7 years. Depreciation and amortization expense for the years ended September 30, 2007 and 2006 were $79,174 and $81,665, respectively.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES - Continued:

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Such investments are stated at cost, which approximates fair market value.

Use of Management Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Accounts Receivable

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end.

Note 3 - SECURITIES:

Marketable securities consisted of the following:

	2007			2006		
	Shares	Cost	Market	Shares	Cost	Market
Restricted						
Care U.K. Plc	311,562	$ 1,135,091	$ 3,158,750	311,562	$ 1,135,091	$ 3,178,001
Decode Genetics	19,694	19,694	68,338	19,694	19,694	108,317
		$ 1,154,785	$ 3,227,088		$ 1,154,785	$ 3,286,318

Marketable securities are recorded at fair value based on closing prices on public security exchanges. Net income from marketable securities includes interest, dividends, realized gains and changes in unrealized appreciation/depreciation of investments. Realized gains are calculated based on the average cost of securities sold. There were no realized gains or losses during the years ended September 30, 2007 and September 30, 2006.

The shares of Care U.K. Plc are traded on a foreign stock exchange and are subject to substantial legal restrictions on transfer and sale. Certain other securities have limited public market. Accordingly, the company may not be able to readily liquidate such securities at their recorded values.

Note 3 - SECURITIES - Continued:

In prior years, the Company agreed to accept certain securities of privately held companies in payment of fees for services rendered. The carrying value was determined by agreement between the company and the debtor. The securities are included in "Other Assets" in the Statement of Financial Condition. There is no public market for such securities and accordingly, they may not be readily disposable. Realized gains or losses during the year ended September 30, 2007 and September 30, 2006 were $1,800 and $0, respectively. Proceeds of $7,617 were received during the year ended September 30, 2007. Management believes that the carrying value of $107,618 and $113,435 approximates its fair value for September 30, 2007 and September 30, 2006, respectively.

Note 4 - INVESTMENT IN PRIVATELY HELD LIMITED PARTNERSHIPS:

In the past, the Company has received special profits interests in privately held limited partnerships in consideration for efforts expended in forming the partnerships. In most cases, the Company invested only nominal amounts in these interests. Since the partnership interests had no public market and any return is contingent on future profitability of the partnerships, the initial acquisitions have been recorded at estimated value of $1, plus any actual cash invested.

The Company accounts for its investments in limited partnerships using the equity method. Specific ownership accounts are maintained by the limited partnerships. In general, the Company will recognize its distributive share of partnership income for the partnership year ending within its fiscal year, generally in December. Thus, recognized income for fiscal years ended September 30, 2007 and 2006 are based on partnership results of operations for the years ended December 31, 2006 and 2005, respectively. Due to various uncertainties surrounding the determination and distribution of income from the foreign partnership, income is recognized at the time it is actually received. In addition, certain partnerships may make distributions, in excess of their carrying values in cash or securities, of income realized subsequent to December 31, but prior to the end of the company's September fiscal year end. In such cases, the Company will recognize such amounts as income when received. Condensed information from the partnerships at September 30, 2007, is not currently available.

The Company has both direct and indirect holdings in the privately held limited partnerships. The percentage owned directly and indirectly varies from less than 1.5% to 7.5%

BEACON HILL FINANCIAL CORPORATION

Notes to Financial Statements
September 30, 2007 and 2006

Note 4 - INVESTMENT IN PRIVATELY HELD LIMITED PARTNERSHIPS - Continued:

Net income from partnerships consisted of the following elements:

	2007	2006
Distributive share of income for partnership years ended December 31:		
2006	$ 384,636	$ -
2005	-	714,234
Cash distribution of 2006 partnership income received before September 30, 2006		65,210
Cash distribution of 2007 partnership income received before September 30, 2007	402,354	
Income from foreign partnership	35,211	7,663
	$ 822,201	$ 787,107

Note 5 - PROFIT SHARING:

The Company has adopted a qualified profit sharing plan covering all persons employed by the Company for 1000 hours during its fiscal year and who have completed one year of service. Corporate contributions to the plan are based solely on the discretion of the board of directors, subject to applicable limitations of the Internal Revenue Code as then in effect. Contributions for the years ended September 30, 2007 and 2006 were $75,850 and $59,054, respectively.

Note 6 - INCOME TAXES:

As described in Note 1, on September 29, 2006, Beacon Hill Financial Trust, a Massachusetts business trust merged with and into Beacon Hill Financial Corporation, a Massachusetts corporation and wholly-owned subsidiary of Beacon Hill Financial Trust that was treated as a qualified Subchapter S subsidiary of Beacon Hill Financial Trust, in a transaction intended to qualify as a reorganization under Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (an "F" reorganization).

For tax purposes, the Company reports on the cash basis of accounting, which generally recognizes income when received and expenses when paid. Certain investments in Care U.K. Plc securities described in Note 3 were received as distributions from investee partnerships, which were not taxable currently. Accordingly, such securities will assume a nominal basis for income tax purposes and gain will be recognized as and when they are sold or exchanged in a taxable transaction.

Note 6 - INCOME TAXES - Continued:

The Company has elected to be an S Corporation for federal income tax purposes. Under those provisions, it generally will not be subject to federal or Massachusetts taxes on its taxable income. Instead, the stockholder is liable for federal and Massachusetts taxes on such income. However, in years when corporate gross taxable income exceeds $6,000,000, the Company is additional liable for a corporate level state tax at a rate of 3% to 4½ of net taxable income. The Company was not subject to such tax in the years ended September 30, 2007 and September 30, 2006. As a result, the total income tax expense does not equal income before taxes that would result from applying the domestic statutory rates. Management's expectation is that the Company's revenue will exceed $6,000,000 in future periods.

The Company will also provide for deferred Massachusetts taxes on timing differences expected to reverse in future years in which the Company will exceed the gross income threshold of $6,000,000 and will therefore be subject to a corporate level tax in Massachusetts.. Such differences primarily relate to cash versus accrual basis revenue recognition, the difference between book basis and tax basis of certain securities, and changes in unrealized gains and losses on securities. Taxes are provided based upon the expected tax rate to be in effect in the years when such timing differences reverse.

Pursuant to provisions of the Internal Revenue Service Code, the Company is required to make refundable tax deposits in order to maintain a September 30 fiscal year. Pursuant to these provisions, the Company has already made deposits of $395,192.

Management estimates that S Corporation tax impact on the shareholder will require a significant portion of net income to be distributed to the shareholder as dividends in future years.

Note 7 - FINANCIAL INSTRUMENTS:

The carrying value of financial instruments such as cash, trade receivables and payables approximate their fair market values, based on the short term maturities of these instruments. The Company places its cash and short term investments in what management believes to be high credit quality institutions. Frequently such investments are in excess of the FDIC insurance limit.

Note 7 - FINANCIAL INSTRUMENTS - Continued:

Marketable securities are reflected at their current fair market values. As described in Note 3, investments in securities for which no public market exists are carried at their agreed upon value, since it was not practical to estimate the fair value of such securities. Investments in privately held limited partnerships are carried at their net share of undistributed allocable earnings as described more fully in Note 4, which management believes approximates the current fair value of such partnership interest.

Note 8 - SETTLEMENT WITH FORMER OFFICER/EMPLOYEE:

On December 11, 1998, in settlement of certain claims regarding compensation due a former officer/employee of the corporation, the Company agreed to divide certain future partnership income. The Company will retain between 80% and 90% of such income, depending upon the contract and the partnership involved. The right to receive such future revenues is subject to a security agreement between the parties.

Note 9 - COMMITMENTS AND TRANSACTIONS WITH RELATED PARTIES:

The company has entered into an operating lease with an entity in which the shareholder has a 25% interest. The Company reflected $118,905 and $118,700 in rent and operating escalation expense for its Boston location for the years ended September 30, 2007 and 2006, respectively. Future minimum payments, by year and in aggregate under non-cancelable operating leases consist of the following at September 30, 2007.

Year ending September 30, 2008	$	110,700
2009		18,450
	$	129,150

Other assets include a receivable from the shareholder of approximately $52,000 as of September 30, 2007 and 2006.

Note 10 - CONCENTRATIONS:

Substantially all of the Company's operating income is from one customer which account for 97% of revenue.

Note 11 - NET CAPITAL REQUIREMENTS:

Beacon Hill Financial Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, and that net capital shall in no event fall below $5,000. At September 30, 2007, the Company had net capital of $3,048,323 which was $3,011,869 in excess of net capital required of $36,454. The Company's net capital ratio was .18 to 1.

BEACON HILL FINANCIAL CORPORATION

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2007

NET CAPITAL:		
Total Stockholder's Equity Qualified for Net Capital		$ 7,882,243
Add – Deferred Tax on Non-allowable Assets		146,000
Deductions and/or Charges:		
Non-allowable Assets:		
Accounts Receivable	$ 2,500	
Investments in Privately Held Limited Partnerships	859,423	
Taxes Refundable	2,860	
Depreciable Assets	124,399	
Other Assets	656,032	
Investment Securities with Restrictions on Disposal	3,227,088	
Investments in Privately Held Securities	107,618	
Total Non-allowable Assets		(4,979,920)
Net Capital		$ 3,048,323
AGGREGATE INDEBTEDNESS		
Accrued Expenses	$ 533,850	
Accounts Payable	12,971	
Total Aggregate Indebtedness		$ 546,821
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Calculated Net Capital Required Versus Aggregate Indebtedness		$36,454
Minimum Dollar Net Capital Requirement		5,000
Excess Net Capital at 1500%		$ 3,011,869
Excess Net Capital at 1000%		$ 2,993,641
Ratio: Aggregate Indebtedness to Net Capital		.18 to 1

BEACON HILL FINANCIAL CORPORATION

Schedule I- Continued
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2007

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17a-5 as of September 30, 2007)

Net Capital as Reported in Company's Part IIA FOCUS Report		$ 3,523,218
Audit Adjustments for:		
Accounts Payable and Other Accruals	(463,229)	
Accrued Profit Sharing	(16,796)	
Current Taxes Payable	5,130	(474,895)
Net Capital per Previous Page		$ 3,048,323

BEACON HILL FINANCIAL CORPORATION

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 and
Information for Possession or Control Requirement Under Rule 15c3-3
of the Securities and Exchange Commission
As of September 30, 2007

Beacon Hill Financial Corporation is exempt under Rule 15c3-3-k(2)(i) of the Securities and Exchange Commission. The Company is not subject to the possession and control requirement.

END